Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

FOR IMMEDIATE RELEASE	For further information, contact
Wesley Davidson 708-450-3145
Doug Craney 708-450-3117

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items

Melrose Park, IL, (July 27, 2006) – Alberto-Culver Company (NYSE: ACV) today announced record sales and record profits excluding non-core items for the third quarter and first nine months of fiscal year 2006, which ended on June 30, 2006.

Third quarter 2006 sales increased 6.0% to $952.7 million while pre-tax earnings including non-core items decreased 50.1% to $41.0 million. Net earnings including non-core items decreased 42.9% to $30.5 million. Diluted net earnings per share were 33 cents in the third quarter of 2006, after the deduction of 34 cents for fees and expenses related to the terminated agreement with Regis Corporation and the agreement with a fund managed by Clayton, Dubilier & Rice (CD&R), which is referred to collectively herein as the “Sally transactions,” and 2 cents for stock option expense, versus 57 cents per share last year after a 3 cent deduction for the non-cash charge relating to the conversion to a single class of stock.

Excluding non-core items, pre-tax earnings increased 10.4% to $94.8 million while net earnings were up 16.4% in the third quarter to $65.0 million from $55.8 million in the prior year. Third quarter diluted net earnings per share were 69 cents compared to 60 cents in 2005 excluding the non-core items. Third quarter net earnings for the current year included tax benefits totaling $3.5 million or 3 cents per share mainly related to the favorable resolution of open tax items.

Sales for the first nine months of fiscal 2006 grew by 6.4% to $2.80 billion. Including non-core items, pre-tax earnings for the nine months decreased 11.4% to $207.2 million while net earnings were lower by 8.2% to $139.5 million. Diluted net earnings per share for the current nine month period were $1.50, after the deduction of 38 cents for expenses related to the Sally transactions and 9 cents for stock option expense, versus $1.63 per share in the prior year after an 8 cent deduction for the non-cash charge relating to the conversion to a single class of stock

Excluding non-core items, pre-tax earnings increased 13.0% to $276.7 million in the first nine months of fiscal year 2006 and net earnings increased 15.6% to $184.0 million from $159.1 million in the prior year. Diluted net earnings per share for the first nine months improved to $1.97 from $1.71 last year excluding the non-core items.

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 2

Commenting on the quarter, Alberto-Culver President and Chief Executive Officer Howard Bernick said, “We are very pleased with the results of our third quarter and first nine months of fiscal year 2006. We expect this fiscal year, which will end in just over nine weeks, will be our fifteenth consecutive year of record sales and record earnings for the Alberto-Culver Company.”

Mr. Bernick continued, “Our consumer products group recorded strong sales growth in the third quarter led by Nexxus and TRESemmé. We also continued our efforts in building our brands for today and the future by making heavy advertising investments in the quarter and year. Consolidated advertising expenditures increased 20.2% in the third quarter and 19.5% for the nine months versus the same periods last year. The Sally store business generated another consistent quarter of sales and earnings growth. Beauty Systems Group (BSG) continued to recover from its difficult fiscal 2005 and in the third quarter recorded reasonable sales growth and more than a 25% pre-tax operating earnings increase. The Company ended the quarter with 2,494 Sally stores in the U.S., Canada, Mexico, Puerto Rico, the U.K., Ireland, Germany and Japan and our Beauty Systems Group had 824 stores and 1,212 professional distributor sales consultants at June 30, 2006.”

Last month the Company announced a plan to split its consumer and distribution units into two independent public companies. This decision will allow the Company to eliminate the channel conflicts that have been increasingly experienced over the years between the businesses. By separating Sally/BSG and consumer products, the Company believes that each business has greater growth opportunities. After the separation, a fund managed by CD&R will hold approximately a 47.5% equity stake in Sally/BSG and will bring their experience and expertise in distribution and retail businesses to complement the team already in place at Sally/BSG. Alberto-Culver will go back to its roots as a pure consumer products company with captivating brands, a strong balance sheet and a talented management team. The Company believes that the pending separation will facilitate growth opportunities for the two businesses and will provide substantial benefits for the shareholders of both companies. As part of the transaction, Alberto-Culver shareholders will receive a special $25 per share one-time cash dividend, which is estimated to total over $2.3 billion, and will own one share of stock of the new Alberto-Culver Company and one share of stock of the new Sally/BSG company for each ACV share held on the record date. Alberto-Culver shareholders will own approximately 52.5% of the shares of the new Sally/BSG company. Shares in both new public companies will be listed on the New York Stock Exchange.

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 3

Carol L. Bernick, Alberto-Culver Company Chairman of the Board, said, “With our announced intention to establish consumer products and Sally Beauty as independent, publicly-traded companies in the near future, we were very pleased to see each of these units produce solid earnings performances in the quarter. We believe that both Sally and consumer products have substantial growth potential and that separating the two businesses will enhance the growth prospects of each.”

Also announced today, the Company’s board of directors approved the regular 13 cent quarterly cash dividend. The dividend will be paid on August 18, 2006 to shareholders of record on August 7, 2006.

The Company had three non-core items impacting its financial results in fiscal year 2006: stock option expense recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (R); fees and expenses related to the Sally transactions; and a non-cash charge related to the Company’s conversion to one class of common stock. In addition, the non-cash charge from the conversion to one class of common stock also affected fiscal year 2005.

Effective October 1, 2005, the Company adopted SFAS No. 123 (R) pertaining to the expensing of stock options. As allowed by the statement, the Company elected not to restate its previously issued financial statements and instead adopted SFAS No. 123 (R) on a “modified prospective” basis. The Company recorded stock option expense in the third quarter of fiscal year 2006 that reduced pre-tax earnings by $2.9 million ($1.9 million after tax) and basic and diluted net earnings per share by 2 cents. For the nine months ended June 30, 2006, stock option expense reduced pre-tax earnings by $12.9 million ($8.3 million after tax) and basic and diluted net earnings per share by 9 cents. The stock option expense recorded in fiscal year 2006 had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

In connection with the terminated Sally spin/merge transaction with Regis Corporation and the proposed separation of consumer products and Sally/BSG, the Company incurred transaction expenses which reduced fiscal year 2006 third quarter pre-tax earnings by $50.9 million ($32.6 million after tax), basic net earnings per share by 35 cents and diluted net earnings per share by 34 cents. For the nine months ended June 30, 2006, transaction related expenses reduced pre-tax earnings by $56.6 million ($36.1 million after tax), basic net earnings per share by 39 cents and diluted net earnings per share by 38 cents. The transaction expenses were mainly due to a $50 million termination fee paid to Regis in the third quarter of fiscal year 2006 and legal and investment banking fees.

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 4

Prior to the adoption of SFAS No. 123 (R), U.S. generally accepted accounting principles (GAAP) required that the Company record a non-cash charge due to the remeasurement of the intrinsic value of stock options affected by the November, 2003 conversion to a single class of common stock. GAAP did not allow the Company to record the entire non-cash charge related to the share conversion immediately when it took place during the fiscal 2004 first quarter. In fiscal year 2005, the non-cash charge reduced pre-tax earnings in the third quarter by $3.7 million ($2.4 million after tax) and basic and diluted net earnings per share by 3 cents. For the first nine months of fiscal year 2005, the non-cash charge reduced pre-tax earnings by $11.1 million ($7.2 million after tax) and basic and diluted net earnings per share by 8 cents. Due to the adoption of SFAS No. 123 (R) effective October 1, 2005, the amount of the non-cash charge impacting the third quarter and first nine months of fiscal year 2006 was nearly zero. The non-cash charge relates to a change in the capital structure of the Company rather than the normal operations of the Company’s core businesses and had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

Due to the disclosure of financial results excluding non-core items, this press release contains certain non-GAAP financial measures as defined by Regulation G of the Securities and Exchange Commission. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures is included as a schedule to this release and can also be found on the Company’s web site at www.alberto.com.

The Company will discuss third quarter and first nine month fiscal year 2006 results with investors in a call to be held later today (Thursday, July 27) at 3 p.m. ET. The dial-in numbers for the call are 877-704-5381 or 913-312-1295. The numbers for a replay of the conference call are 888-203-1112 or 719-457-0820 and will be available through Sunday, August 27, 2006. The pass code is 4847953. The call and a replay will also be available on the internet for 30 days at www.alberto.com in the Investing Section, and at www.earnings.com.

Alberto-Culver Company manufactures, distributes and markets leading personal care products including Alberto VO5, St. Ives, TRESemmé and Nexxus in the United States and internationally. Several of its household/grocery products such as Mrs. Dash and Static Guard are niche category leaders in the U.S. Its Pro-Line International unit is the second largest producer in the world of products for the ethnic hair care market with leading brands including Motions and Soft & Beautiful. Its Cederroth International unit is a major consumer goods marketer in the Nordic countries. Sally Beauty Company is the world’s number one marketer of professional beauty care products through its chain of domestic and international Sally stores. Beauty Systems Group is a network of stores and professional sales consultants selling exclusive professional beauty care brands such as Matrix, Redken, Paul Mitchell, Wella, L’Oreal, Graham Webb and Sebastian exclusively to salon owners, salon professionals and franchisees.

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 5

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks inherent in acquisitions, divestitures and strategic alliances; the pattern of brand sales; loss of distributorship rights; competition within the relevant product markets; loss of one or more key employees; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements with respect to the benefits of the proposed transaction involving Alberto-Culver and CD&R, which will separate Alberto-Culver’s consumer products business and its Sally/BSG beauty supply distribution business: the failure of Alberto-Culver shareholders to approve the transaction; the risk that the businesses will not be separated successfully or cost effectively; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; and events that negatively affect the intended tax free nature of the portion of the transaction related to the distribution of shares of a new company formed to hold the consumer products business of Alberto-Culver. These forward-looking statements speak only as of the date of this press release, and there is no undertaking to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the Company’s 2005 Annual Report on Form 10-K, the Current Report on Form 8-K, dated June 20, 2006, and the Current Report on Form 8-K, dated June 22, 2006, filed with the SEC and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

In connection with the proposed transaction separating Alberto-Culver’s consumer products business and its Sally/BSG beauty supply distribution business, a registration statement of New Sally Holdings, Inc., a company created to effect the transaction, which registration statement will contain a proxy statement/prospectus, will be filed with the Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 6

statement/prospectus and all relevant documents filed by New Sally Holdings, Inc. with the SEC free of charge at the SEC’s website www.sec.gov or, from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3145.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the Sally transaction separating the consumer products business and the Sally/BSG business. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule14A, filed with the SEC on December 13, 2005.

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 7

Consolidated Condensed Statements of Earnings (Unaudited)

(in thousands, except per share data)

Three Months Ended June 30, 2006 and 2005	2006	2005
Net sales	$952,707	898,879
Cost of products sold (1)	488,622	471,119

Gross profit	464,085	427,760
Advertising, marketing, selling and administrative (1) (2)	371,359	339,867
Sally transaction expenses (3)	50,898	—
Non-cash charge related to conversion to one class of common stock	1	3,680

Operating earnings	41,827	84,213
Interest expense, net	834	2,002

Earnings before income taxes	40,993	82,211
Provision for income taxes	10,469	28,774

Net earnings	$30,524	53,437

Net earnings per share:
Basic	$.33	.58
Diluted	$.33	.57

Weighted average shares outstanding:
Basic	92,619	91,647
Diluted	93,602	93,028

Nine Months Ended June 30, 2006 and 2005	2006	2005
Net sales	$2,797,750	2,630,488
Cost of products sold (1)	1,436,000	1,372,508

Gross profit	1,361,750	1,257,980
Advertising, marketing, selling and administrative (1) (2)	1,094,406	1,007,204
Sally transaction expenses (3)	56,556	—
Non-cash charge related to conversion to one class of common stock	3	11,058

Operating earnings	210,785	239,718
Interest expense, net	3,600	5,974

Earnings before income taxes	207,185	233,744
Provision for income taxes	67,707	81,811

Net earnings	$139,478	151,933

Net earnings per share:
Basic	$1.51	1.66
Diluted	$1.50	1.63

Weighted average shares outstanding:
Basic	92,262	91,234
Diluted	93,273	92,788

(1)	The company reclassified certain shipping and handling expenses for the Beauty Supply Distribution business from advertising, marketing, selling and administrative expenses to cost of products sold for all periods presented. The reclassifications had no effect on earnings.

(2)	Advertising, marketing, selling and administrative expenses include $2,908 and $12,934 of stock option expense recorded during the third quarter and the first nine months of fiscal year 2006, respectively, in accordance with SFAS No. 123 (R), which was adopted effective October 1, 2005.

(3)	Transaction expenses include a $50 million fee paid to Regis Corporation in connection with the terminated spin/merge of Sally Holdings, Inc., and legal and investment banking fees incurred in connection with the terminated spin/merge transaction with Regis and the proposed separation of consumer products and Sally/BSG involving Clayton, Dubilier & Rice.

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 8

Consolidated Condensed Balance Sheets (Unaudited)

(in thousands)

	June 30
	2006	2005
Assets
Cash, cash equivalents and short-term investments	$220,357	103,329
Accounts receivable, net	294,265	273,156
Inventories	747,652	711,470
Other current assets	54,909	41,253

Total current assets	1,317,183	1,129,208
Property, plant and equipment, net	351,958	331,188
Goodwill and trade names	714,262	682,680
Other assets, net	87,093	84,996

Total assets	$2,470,496	2,228,072

Liabilities and Stockholders’ Equity
Short-term borrowings and current maturities of long-term debt	$1,130	1,059
Accounts payable, accrued expenses and income taxes	546,166	515,414

Total current liabilities	547,296	516,473
Long-term debt	122,284	134,183
Other liabilities and deferred taxes	114,351	101,235
Stockholders’ equity	1,686,565	1,476,181

Total liabilities and stockholders’ equity	$2,470,496	2,228,072

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 9

Segment Data (Unaudited)

(in thousands)

Three Months Ended June 30, 2006 and 2005	2006	2005
Net Sales:
Global Consumer Products	$360,046	329,608
Beauty Supply Distribution:
Sally Beauty Supply	356,974	346,177
Beauty Systems Group	242,560	230,446

Total	599,534	576,623
Eliminations	(6,873)	(7,352)

	$952,707	898,879

Earnings Before Income Taxes:
Global Consumer Products	$32,637	29,883
Beauty Supply Distribution:
Sally Beauty Supply	46,291	45,021
Beauty Systems Group	19,196	15,287

Total	65,487	60,308

Segment operating profit	98,124	90,191
Unallocated expenses	(2,490)	(2,298)
Stock option expense (1)	(2,908)	—
Sally transaction expenses (2)	(50,898)	—
Non-cash charge related to conversion to one class of common stock	(1)	(3,680)
Interest expense, net	(834)	(2,002)

	$40,993	82,211

Nine Months Ended June 30, 2006 and 2005	2006	2005
Net Sales:
Global Consumer Products	$1,052,133	963,537
Beauty Supply Distribution:
Sally Beauty Supply	1,060,015	1,020,086
Beauty Systems Group	706,975	667,875

Total	1,766,990	1,687,961
Eliminations	(21,373)	(21,010)

	$2,797,750	2,630,488

Earnings Before Income Taxes:
Global Consumer Products	$94,550	87,389
Beauty Supply Distribution:
Sally Beauty Supply	141,827	127,945
Beauty Systems Group	52,059	41,485

Total	193,886	169,430

Segment operating profit	288,436	256,819
Unallocated expenses	(8,158)	(6,043)
Stock option expense (1)	(12,934)	—
Sally transaction expenses (2)	(56,556)	—
Non-cash charge related to conversion to one class of common stock	(3)	(11,058)
Interest expense, net	(3,600)	(5,974)

	$207,185	233,744

(1)	Beginning October, 1, 2005, the Company has recorded stock option expense in accordance with SFAS No. 123 (R).

(2)	Transaction expenses include a $50 million fee paid to Regis Corporation in connection with the terminated spin/merge of Sally Holdings, Inc., and legal and investment banking fees incurred in connection with the terminated spin/merge transaction with Regis and the proposed separation of consumer products and Sally/BSG involving Clayton, Dubilier & Rice.

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 10

Schedule - Reconciliation of Non-GAAP Financial Measures

The Company’s press release announcing results of operations for the three and nine months ended June 30, 2006 includes references to certain of the following “non-GAAP financial measures” as defined by Regulation G of the Securities and Exchange Commission:

•	Pre-tax earnings excluding non-core items

•	Net earnings excluding non-core items

•	Basic net earnings per share excluding non-core items

•	Diluted net earnings per share excluding non-core items

•	Organic sales growth

As discussed in the press release, the Company had three non-core items impacting its financial results in fiscal year 2006: stock option expense recorded in accordance with SFAS No. 123 (R); fees and expenses related to the terminated spin/merge of Sally Holdings, Inc. into Regis Corporation and the proposed separation of consumer products and Sally/BSG involving Clayton, Dubilier & Rice; and a non-cash charge related to the Company’s conversion to one class of common stock. In addition, the non-cash charge from conversion to one class of common stock also impacted the third quarter and first nine months of fiscal year 2005.

Effective October 1, 2005, the Company adopted SFAS No. 123 (R) pertaining to the expensing of stock options. As allowed by the statement, the Company elected not to restate its previously issued financial statements and instead adopted SFAS No. 123 (R) on a “modified prospective” basis. The Company recorded stock option expense in the third quarter of fiscal year 2006 that reduced pre-tax earnings by $2.9 million ($1.9 million after tax) and basic and diluted net earnings per share by 2 cents. For the nine months ended June 30, 2006, stock option expense reduced pre-tax earnings by $12.9 million ($8.3 million after tax) and basic and diluted net earnings per share by 9 cents. The stock option expense recorded in fiscal year 2006 had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

In connection with the terminated Sally spin/merge transaction with Regis Corporation and the proposed separation of consumer products and Sally/BSG, the Company incurred transaction expenses which reduced fiscal year 2006 third quarter pre-tax earnings by $50.9 million ($32.6 million after tax), basic net earnings per share by 35 cents and diluted net earnings per share by 34 cents. For the nine months ended June 30, 2006, transaction related expenses reduced pre-tax earnings by $56.6 million ($36.1 million after tax), basic net earnings per share by 39 cents and diluted net earnings per share by 38 cents. The transaction expenses were mainly due to a $50 million termination fee paid to Regis in the third quarter of fiscal year 2006 and legal and investment banking fees.

Prior to the adoption of SFAS No. 123 (R), GAAP required that the Company record a non-cash charge due to the remeasurement of the intrinsic value of stock options affected by the November, 2003 conversion to a single class of common stock. GAAP did not allow the Company to record the entire non-cash charge related to the share conversion immediately when it took place during the fiscal 2004 first quarter. In fiscal year 2005, the non-cash charge reduced pre-tax earnings in the third quarter by $3.7 million ($2.4 million after tax) and basic and diluted net earnings per share by 3 cents. For the first nine months of fiscal year 2005, the non-cash charge reduced pre-tax earnings by $11.1 million ($7.2 million after tax) and basic and diluted net earnings per share by 8 cents. Due to the adoption of SFAS No. 123 (R) effective October 1, 2005, the amount of the non-cash charge impacting the third quarter and first nine months of fiscal year 2006 was nearly zero. The non-cash charge relates to a change in the capital structure of the Company rather than the normal operations of the Company’s core businesses and had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 11

Schedule - Reconciliation of Non-GAAP Financial Measures (continued)

Reconciliations of these non-GAAP financial measures to their most directly comparable financial measures under GAAP for the three and nine months ended June 30, 2006 and 2005 are as follows (in thousands, except per share data):

	Three Months Ended June 30		Nine Months Ended June 30
	2006	2005	2006	2005
Pre-tax earnings, as reported	$40,993	82,211	$207,185	233,744
Stock option expense	2,908	—	12,934	—
Sally transaction expenses	50,898	—	56,556	—
Non-cash charge related to conversion to one class of common stock	1	3,680	3	11,058

Pre-tax earnings excluding non-core items	$94,800	85,891	$276,678	244,802

Net earnings, as reported	$30,524	53,437	$139,478	151,933
Stock option expense, net of income taxes	1,885	—	8,381	—
Sally transaction expenses, net of income taxes	32,568	—	36,093	—
Non-cash charge related to conversion to one class of common stock, net of income taxes	0	2,392	2	7,188

Net earnings excluding non-core items	$64,977	55,829	$183,954	159,121

Basic net earnings per share, as reported	$.33	.58	$1.51	1.66
Stock option expense, net of income taxes	.02	—	.09	—
Sally transaction expenses, net of income taxes	.35	—	.39	—
Non-cash charge related to conversion to one class of common stock, net of income taxes	—	.03	—	.08

Basic net earnings per share excluding non-core items	$.70	.61	$1.99	1.74

Diluted net earnings per share, as reported	$.33	.57	$1.50	1.63
Stock option expense, net of income taxes	.02	—	.09	—
Sally transaction expenses, net of income taxes	.34	—	.38	—
Non-cash charge related to conversion to one class of common stock, net of income taxes	—	.03	—	.08

Diluted net earnings per share excluding non-core items	$.69	.60	$1.97	1.71

Alberto-Culver Reports Record Fiscal Third Quarter and Nine Month Fiscal 2006 Results Excluding Non-Core Items	Page 12

Schedule - Reconciliation of Non-GAAP Financial Measures (continued)

A reconciliation of organic sales growth, a non-GAAP financial measure, to its most directly comparable financial measure under GAAP for the three and nine months ended June 30, 2006 and 2005 is as follows:

	Three Months Ended June 30		Nine Months Ended June 30
	2006	2005	2006	2005
Net sales growth, as reported	6.0%	9.2%	6.4%	9.3%
Effect of foreign exchange	(0.2)	(1.2)	0.6	(1.4)
Effect of acquisitions	(0.5)	(3.5)	(1.4)	(3.8)
Effect of divestiture	—	1.3	0.1	1.5

Organic sales growth *	5.3%	5.8%	5.7%	5.6%

*	Organic sales growth includes sales related to the retail launch of Nexxus.

Management uses these non-GAAP financial measures to evaluate the performance of the Company and believes the presentation of these amounts provides the reader with information necessary to analyze the Company’s normal operations for the periods compared.